BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution 44/2021, hereby informs its shareholders and the market in general that it has engaged Banco Santander to be its financial advisor for the sale of its pet food operation, developed by its investees BRF Pet S.A., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L. ("Transaction").

The Transaction will be carried out through a competitive process, with the objective of obtaining the most advantageous proposal for the Company, including the highest price for the assets to be sold; and this process is in its initial stage, with preliminary talks with potential interested parties.

The Company will keep its shareholders and the market duly informed about any new information related to the matter addressed in this Announcement to the Market.

São Paulo, February 28, 2023

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.